Replacement of Representative Juristic-Person Director Date of events: 2013/08/28 Contents:

1.	Date of occurrence of the change: 2013/08/28

2.	Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3.	Name and resume of the replaced person: Gordon S. Chen, Honor Lecturing Professor, Chung Yuan

Christian University Department of Finance.

4.	Name and resume of the replacement: Chich-Chiang Fan, Chairman of Taiwan Futures Exchange.

5.	Reason for the change: In accordance with the provisions set forth in Item 3, Article 27 of Company

Act.

6.	Original term (from __________ to __________ ):2013/06/25 ~ 2016/06/24

7.	Effective date of the new appointment:2013/09/01

8.	Any other matters that need to be specified: None